TOUCHSTONE INTERNATIONAL GROWTH OPPORTUNITIES FUND
a series of
TOUCHSTONE STRATEGIC TRUST
303 Broadway, Suite 1100
Cincinnati, Ohio 45202
(800) 543-0407

[]August 17, 2020

Dear Shareholder:

We have important information concerning your investment in the Touchstone International Growth Opportunities Fund (the "Target Fund"), a series of Touchstone Strategic Trust (the "Trust"). As a shareholder of the Target Fund, we wish to inform you that the Board of Trustees of the Trust (the "Board") has approved the reorganization of the Target Fund into the Touchstone International Small Cap Fund (to be known as Touchstone International Growth Fund) (the "Acquiring Fund", and together with the Target Fund, the "Funds"), another series of the Trust (the "Reorganization").

The Reorganization is intended to eliminate the offering of multiple funds with similar investment goals and principal investment strategies and has the potential to provide efficiencies and economies of scale for the combined Fund.

Pursuant to an Agreement and Plan of Reorganization, the Target Fund will transfer all of its assets and liabilities to the Acquiring Fund. As a result of the Reorganization, you will receive shares of the Acquiring Fund that will have a total value equal to the total value of your shares in the Target Fund as of the close of business on the closing date of the Reorganization. The Target Fund will then cease operations and liquidate. The Reorganization is expected to be completed on or about September 11, 2020.

The following table shows the share class of the Acquiring Fund that will be issued to each corresponding share class of the Target Fund.

Target Fund and Share Classes	Acquiring Fund and Share Classes
Touchstone International Growth Opportunities Fund, a series of the Trust	Touchstone International Small Cap Fund, a series of the Trust (to be known as Touchstone International Growth Fund)
Class A	Class A
Class C	Class C
Class Y	Class Y
Institutional Class	Institutional Class

In addition, effective as of September 12, 2020, DSM Capital Partners LLC ("DSM") will serve as sub-advisor to the Acquiring Fund. The enclosed document also provides information about DSM and the new sub-advisory agreement for the Acquiring Fund between DSM and Touchstone Advisors, Inc. ("Touchstone Advisors") and the termination of the existing sub-advisory agreement between Touchstone Advisors and Copper Rock Capital Partners LLC ("Copper Rock").

Shareholder approval is not required to effect the Reorganization. We have enclosed a Prospectus/Information Statement that describes the Reorganization proposal in greater detail, as well as important information about the Acquiring Fund.

Sincerely,

Jill T. McGruder
President
Touchstone Strategic Trust

QUESTIONS & ANSWERS

We recommend that you read the enclosed Prospectus/Information Statement. In addition to the detailed information in the Prospectus/Information Statement, the following questions and answers provide an overview of key features of the Reorganization.

Q. **Why are we sending you the Prospectus/Information Statement?**

A. On May 21, 2020, the Board of Trustees of the Trust (the "Board") approved the Reorganization of the Target Fund into the Acquiring Fund. The Reorganization does not require approval by shareholders. The Prospectus/Information Statement provides important information regarding the Reorganization and the Acquiring Fund that you should consider carefully.

On May 21, 2020, the Board also approved the appointment of DSM to serve as sub-advisor to the Acquiring Fund, effective September 12, 2020. Additionally, on May 21, 2020, the Board approved the appointment of Russell Investments Implementation Services, LLC ("Russell") to serve as interim sub-advisor to the Acquiring Fund for the period from May 22, 2020 through the date of the Reorganization on or about September 11, 2020. Effective September 12, 2020, DSM will become the sub-advisor to the Acquiring Fund. In addition, the Board approved changes with regard to the Acquiring Fund's name, investment goal, principal investment strategies and risks, and benchmark following the appointment of DSM as sub-advisor to the Acquiring Fund, as well as amendments to the Acquiring Fund's expense limitation agreement and investment advisory agreement to reduce the Acquiring Fund's advisory fee and expense levels. Russell was appointed as interim sub-advisor to facilitate the changes described herein to the Acquiring Fund and to safeguard shareholder interests. The U.S. Securities and Exchange Commission ("SEC") has issued an exemptive order that permits Touchstone Advisors, the investment adviser to the Acquiring Fund, under certain conditions, to select or change unaffiliated sub-advisors, enter into new sub-advisory agreements or amend existing sub-advisory agreements without shareholder approval. For additional information regarding the new sub-advisory agreement with DSM, see the section titled "Other Information Regarding Change in Sub-Advisor of the Acquiring Fund." For additional information regarding the changes to the Acquiring Fund's name, investment goal, principal investment strategies and risks, benchmark, expense limitation agreement, investment advisory agreement, and sub-advisory agreement, see the sections titled "Summary—Reorganization—How do the Funds' investment goals and principal investment strategies compare?," "Summary—Reorganization—How do the Funds' fees and expenses compare?," "Summary—Reorganization—How do the Funds' performance records compare?," and "The Funds' Management—Expense Limitation Agreement."

Q. **What will happen to my existing shares?**

A. Immediately after the Reorganization, you will own shares of the Acquiring Fund that are equal in total value to the shares of the Target Fund that you hold as of the close of business on the date of the Reorganization (although the number of shares and the net asset value per share may be different).

Q. **How do the fees and expenses of the Funds compare?**

A. On May 21, 2020, the Board approved an amendment to the Acquiring Fund's investment advisory agreement to reduce the Acquiring Fund's advisory fee rate. Immediately following the appointment of DSM as sub-advisor to the Acquiring Fund, the advisory fee rate of the Acquiring Fund will be reduced. The Acquiring Fund's advisory fee rate following the Reorganization will be equal to or lower than the advisory fee rate paid by the Acquiring Fund prior to the Reorganization, and will be equal to or lower than the advisory fee currently paid by the Target Fund. For Classes A and C shares, the Funds have the same Rule 12b-1 fees and sales charges. Class Y and Institutional Class shares of each Fund are not subject to any Rule 12b-1 fees or sales charges.

Q.   **Why is no shareholder action necessary?**

A.   The Trust's Declaration of Trust provides that any series may be reorganized into another series by a vote of a majority of the trustees of the Trust without the approval of shareholders. In addition, the Reorganization of the Target Fund into the Acquiring Fund satisfies the requisite conditions of Rule 17a-8 under the Investment Company Act of 1940, as amended (the "1940 Act"), such that shareholder approval is not required by the 1940 Act", because (i) no policy of the Target Fund that may not be changed without a vote of a majority of the Fund's shareholders, is materially different from a policy of the Acquiring Fund, (ii) no advisory contract between the Acquiring Fund and Touchstone Advisors is materially different from the advisory contract between the Target Fund and Touchstone Advisors, (iii) the trustees of the Board of the Target Fund who are not "interested persons," as such term is defined in the 1940 Act, and who were elected by the Target Fund's shareholders will comprise a majority of the trustees of the Board of the Acquiring Fund who are not "interested persons," as such term is defined in the 1940 Act, and (iv) the distribution fees paid by the Acquiring Fund pursuant to a plan adopted in accordance with Rule 12b-1 of the 1940 Act are no greater than the distribution fees authorized to be paid by the Target Fund pursuant to such a plan. In addition, the Board, including those trustees who are not "interested persons," as such term is defined in the 1940 Act, determined that the Reorganization was in the best interests of the Target Fund and that the interests of existing shareholders of the Target Fund will not be diluted as a result of the Reorganization."

Q.   **When will the Reorganization occur?**

A.   The Reorganization is expected to be completed on or about September 11, 2020.

Q.   **Who should I contact for more information?**

A.   You can contact Shareholder Services at (800) 543-0407 for more information.

PROSPECTUS/INFORMATION STATEMENT

AUGUST 17, 2020

TOUCHSTONE INTERNATIONAL GROWTH OPPORTUNITIES FUND
TOUCHSTONE INTERNATIONAL SMALL CAP FUND
each, a series of
TOUCHSTONE STRATEGIC TRUST
303 Broadway, Suite 1100
Cincinnati, Ohio 45202
(800) 543-0407

This Prospectus/Information Statement is being furnished to shareholders of the Touchstone International Growth Opportunities Fund (the "Target Fund"), a series of Touchstone Strategic Trust (the "Trust"), in connection with an Agreement and Plan of Reorganization (the "Plan") between the Target Fund and the Touchstone International Small Cap Fund (to be known as Touchstone International Growth Fund) (the "Acquiring Fund"), a series of the Trust, providing for (i) the transfer of all the assets of the Target Fund to the Acquiring Fund in exchange solely for Class A, Class C , Class Y and Institutional Class shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Target Fund; and (ii) the pro rata (or proportionate) distribution by class of the Acquiring Fund's shares to the Target Fund's shareholders in complete liquidation and termination of the Target Fund (the "Reorganization").

The Board of Trustees of the Trust (the "Board") has approved the proposed Reorganization. In the Reorganization, you will receive shares of the Acquiring Fund in an amount equal in value to the shares of the Target Fund that you hold as of the close of business on the date of the Reorganization (although the number of shares and the net asset value per share may be different). The Reorganization is expected to be completed on or about September 11, 2020.

Each of the Target Fund and the Acquiring Fund is a series of a registered open-end investment company (mutual fund). The Target Fund and the Acquiring Fund are sometimes referred to in this Prospectus/Information Statement individually as a "Fund" and collectively as the "Funds."

This Prospectus/Information Statement, which you should read carefully and retain for future reference, concisely presents the information that you should know about the Funds and the Reorganization. This document also serves as a prospectus for the offering and issuance of shares of the Acquiring Fund to be issued in the Reorganization. A Statement of Additional Information ("SAI") dated August 17, 2020 relating to this Prospectus/Information Statement and the Reorganization has been filed with the SEC and is incorporated by reference into this Prospectus/ Information Statement (meaning it is legally a part of this Prospectus/Information Statement).

This Prospectus/Information Statement is first being sent to shareholders of the Target Fund on or about August [22]18, 2020.

THIS IS NOT A PROXY STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

TABLE OF CONTENTS

This section summarizes the primary features of the Reorganization. It may not contain all of the information that is important to you. To understand the Reorganization, you should read this entire Prospectus/Information Statement and the exhibits. This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Information Statement, the SAI, and the Plan, a form of which is attached to this Prospectus/Information Statement as <u>Exhibit A</u>.

Background

The inception date of the Target Fund was March 28, 2012 and the inception date of the Acquiring Fund was December 31, 1996. As of March 31, 2020, the Target Fund had net assets of $27.1 million. As of March 31, 2020, the Acquiring Fund had net assets of $71.1 million.

The Acquiring Fund's historical sub-advisor was Copper Rock. At a meeting on May 21, 2020, the Board approved the appointment of Russell to serve as interim sub-advisor to the Acquiring Fund for the period from May 22, 2020 through the date of the Reorganization on or about September 11, 2020. Also at a meeting on May 21, 2020, the Board approved the appointment of DSM as sub-advisor to the Acquiring Fund effective September 12, 2020. The sub-advisory agreement with Copper Rock terminated as of May 21, 2020, the interim sub-advisory agreement between Touchstone Advisors and Russell took effect on May 22, 2020 and will terminate on the date of the Reorganization on or about September 11, 2020, and the sub-advisory agreement with DSM will take effect on September 12, 2020. The Board considered, among the factors discussed below, recent loss of investment personnel at Copper Rock and Copper Rock's performance record relative to the applicable benchmarks and peer group over recent periods.

Reorganization

What are the Reasons for the Reorganization?

The Target Fund and the Acquiring Fund currently have similar investment objectives and strategies. At the time of the Reorganization, the Funds will be managed by the same sub-advisor, and will have identical investment objectives and strategies. The Reorganization is intended to eliminate the offering of multiple funds with similar investment goals and principal investment strategies and has the potential to provide efficiencies and economies of scale for the combined Fund. At a meeting on May 21, 2020, the Board, including those trustees who are not "interested persons," as such term is defined in the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Trustees"), determined that the Reorganization was in the best interests of the Funds and that the interests of existing shareholders of the Funds will not be diluted as a result of the Reorganization. The Board approved the Reorganization. The Board considered the following factors, among others: the investment goals, principal investment strategies, sub-advisor and portfolio managers of the Funds; the historical investment performance record of the Funds; the advice and recommendation of Touchstone Advisors, including its opinion that the Reorganization would be in the best interests of the Funds and that the combined Fund would have a greater opportunity to achieve economies of scale than either Fund operating individually; and the investment advisory fee and other fees paid by the Funds, the expense ratios of the Funds and the contractual limitations on the Funds' expenses.

For more information, please see the section titled "Information About the Reorganization—Reasons for the Reorganization."

What are the key features of the Reorganization?

The Plan sets forth the key features of the Reorganization. The Plan provides for the following:

• the transfer of all the assets of the Target Fund to the Acquiring Fund in exchange solely for Class A, Class C, Class Y and Institutional Class shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Target Fund;

• the pro rata (or proportionate) distribution by class of the Acquiring Fund's shares to the Target Fund shareholders in complete liquidation and termination of the Target Fund; and

• the receipt of an opinion of counsel that the Reorganization qualifies as a tax-free reorganization for federal income tax purposes.

The Reorganization is expected to be completed on or about September 11, 2020.

After the Reorganization, what shares of the Acquiring Fund will I own?

Each Fund is a series of a registered open-end management investment company (i.e., a mutual fund). In the Reorganization, you will receive the same class of shares in the Acquiring Fund as you currently own in the Target Fund. The Acquiring Fund shares you receive will have the same total value as your shares of the Target Fund, in each case measured as of the close of business on the date of the Reorganization.

How do the Funds' fees and expenses compare?

Comparative Fee Tables. The following tables allow you to compare the various fees and expenses that you may pay for buying and holding shares of each Fund. Pro forma expenses project anticipated expenses of the Acquiring Fund following the Reorganization. Actual expenses may be greater or less than those shown. The shareholder transaction expenses presented below show the maximum sales charge (load) on purchases of Fund shares as a percentage of offering price. The Target Fund shareholders will not pay any front-end sales charge on any shares of the Acquiring Fund received as part of the Reorganization. However, the holding period related to any contingent deferred sales charge ("CDSC") applicable to shares of the Target Fund will carry over to shares of the Acquiring Fund received as part of the Reorganization. You may qualify for sales charge discounts for Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Funds. ~~More information about these and other discounts is available from your financial professional, in the section titled "Choosing a Class of Shares—Class A Shares" below, and in the Funds' prospectus (dated October 30, 2019) in the section titled *Appendix A–Intermediary-Specific Sales Charge Waivers and Discounts* and on page 76 of the Funds' SAI (dated October 30, 2019) in the section titled "Choosing a Class of Shares." If you purchase Class Y shares through a broker acting solely as an agent on behalf of its customers, that broker may charge you a commission. Such commissions, if any, are not charged by the Fund and are not reflected in the fee table or expense example below. Expense ratios reflect annual fund operating expenses for the twelve months ended December 31, 2019 for the Target Fund and the Acquiring Fund. Pro forma numbers are estimated as if the Reorganization had been completed as of December 31, 2019 and do not include the estimated costs of the Reorganization, which will be borne by Touchstone Advisors and not the Funds, or the costs of portfolio repositioning.~~

More information about these and other discounts is available from your financial professional, in the section titled "Choosing a Class of Shares—Class A Shares" below, and in the Funds' prospectus (dated October 30, 2019) in the section titled *Appendix A–Intermediary-Specific Sales Charge Waivers and Discounts* and on page 76 of the Funds' SAI (dated October 30, 2019) in the section titled "Choosing a Class of Shares." If you purchase Class Y shares through a broker acting solely as an agent on behalf of its customers, that broker may charge you a commission. Such commissions, if any, are not charged by the Fund and are not reflected in the fee table or expense example below. Expense ratios reflect annual fund operating expenses for the twelve months ended December 31, 2019 for the Target Fund and the Acquiring Fund. Pro forma numbers are estimated as if the Reorganization had been completed as of December 31, 2019 and do not include the estimated costs of the Reorganization, which will be borne by Touchstone Advisors and not the Funds, or the costs of portfolio repositioning.

	Touchstone International Growth Opportunities Fund Class A	Touchstone International Small Cap Fund Class A	Touchstone International Small Cap Fund after Reorganization (to be known as Touchstone International Growth Fund) (pro forma) Class A
Shareholder Fees (fees paid directly from your investment)			
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.00%	5.00%	5.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or the amount redeemed, whichever is less)	None	None	None
Wire Redemption Fee	Up to $15	Up to $15	Up to $15
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)			
Management Fees	0.80%	0.95%	0.80%[1]
Distribution and/or Shareholder Service (12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses	3.17%	1.26%	1.19%[2]
Acquired Fund Fees and Expenses (AFFE)	0.00%	0.01%	0.00%[2]
Total Annual Fund Operating Expenses	4.22%	2.47%	2.24%
Fee Waiver or Expense Reimbursement	(2.98%)[3]	(0.91%)[3]	(1.00%)[4]
Total Annual Fund Operating Expenses After Fee Waiver or Expense Reimbursement	1.24%[3]	1.56%[3]	1.24%[4]

Touchstone Advisors, and not the Funds, will bear 100% of the Reorganization expenses (other than brokerage transaction costs associated with portfolio repositioning), which are estimated to be approximately $85,000 or 0.31% of the Target Fund's net assets (as of March 31, 2020), whether or not the Reorganization is completed.

Description of the Securities to be Issued

Shareholders of the Target Fund as of the closing will receive full and fractional shares of the Acquiring Fund in accordance with the terms of the Plan. The shares of the Acquiring Fund to be issued in connection with the Reorganization will be duly and validly issued and outstanding, fully paid and non-assessable by the Acquiring Fund. Shares of the Acquiring Fund to be issued in the Reorganization will have no preemptive or conversion rights and no share certificates will be issued.

Material Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax consequences of the Reorganization that are applicable to you as a Target Fund shareholder. It is based on the Code, applicable U.S. Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this Prospectus/Information Statement and all of which are subject to change, including changes with retroactive effect. The discussion below does not address any state, local, or foreign tax consequences of the Reorganization. Your tax treatment may vary depending upon your particular situation. You also may be subject to special rules not discussed below if you are a certain kind of Target Fund shareholder, including, but not limited to: an insurance company; a tax-exempt organization; a financial institution or broker-dealer; a person who is neither a citizen nor resident of the United States or an entity that is not organized under the laws of the United States or a political subdivision thereof; a holder of Target Fund shares as part of a hedge, straddle, conversion or other integrated transaction; a person with "applicable financial statements" within the meaning of Section 451(b) of the Code; a person who does not hold Target Fund shares as a capital asset at the time of the Reorganization; or an entity taxable as a partnership for U.S. federal income tax purposes.

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code. As a non-waivable condition to the closing of the Reorganization, the Target Fund and the Acquiring Fund will receive an opinion from the law firm of K&L Gates LLP substantially to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, and certain representations, qualifications, and assumptions with respect to the Reorganization, for federal income tax purposes:

(i)   The transfer by the Target Fund of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund, immediately followed by the pro rata, by class, distribution of all the Acquiring Fund shares so received by the Target Fund to the Target Fund's shareholders of record in complete liquidation of the Target Fund and the termination of the Target Fund promptly thereafter, will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and the Acquiring Fund and the Target Fund will each be "a party to a reorganization," within the meaning of Section 368(b) of the Code, with respect to the Reorganization.

(ii)   No gain or loss will be recognized by the Acquiring Fund upon the receipt of all the assets of the Target Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund.

(iii)   No gain or loss will be recognized by the Target Fund upon the transfer of all its assets to the Acquiring Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund shares so received to the Target Fund's shareholders solely in exchange for such shareholders' shares of the Target Fund in complete liquidation of the Target Fund.

(iv)   No gain or loss will be recognized by the Target Fund's shareholders upon the exchange, pursuant to the Plan, of all their shares of the Target Fund solely for Acquiring Fund shares.

(v)   The aggregate basis of the Acquiring Fund shares received by each Target Fund shareholder pursuant to the Plan will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such shareholder.

(vi)   The holding period of the Acquiring Fund shares received by each Target Fund shareholder in the Reorganization will include the period during which the shares of the Target Fund exchanged therefor were held by such shareholder, provided such Target Fund shares were held as capital assets at the effective time of the Reorganization.

(vii)   The basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the basis of such assets in the hands of the Target Fund immediately before the effective time of the Reorganization.

STATEMENT OF ADDITIONAL INFORMATION

August 17, 2020

Touchstone Strategic Trust
303 Broadway, Suite 1100
Cincinnati, Ohio 45202
(800) 543-0407

This Statement of Additional Information ("SAI"), which is not a prospectus, supplements and should be read in conjunction with the Prospectus/Information Statement dated August 17, 2020, relating specifically to the (i) the transfer of all the assets of the Touchstone International Growth Opportunities Fund (the "Target Fund") to the Touchstone International Small Cap Fund (to be known as Touchstone International Growth Fund) (the "Acquiring Fund") in exchange solely for Class A, Class C, Class Y and Institutional Class shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Target Fund; and (ii) the pro rata (or proportionate) distribution by class of the Acquiring Fund's shares to the Target Fund's shareholders in complete liquidation and termination of the Target Fund. The transfer is to occur pursuant to an Agreement and Plan of Reorganization, which is discussed in more detail in the Prospectus/Information Statement.

A copy of the Prospectus/Information Statement may be obtained without charge by calling or writing to Touchstone Strategic Trust at the telephone number or address set forth above or by visiting the Touchstone website at TouchstoneInvestments.com/Resources.

Table of Contents

A. **General Information**

This SAI relates to (i) the transfer of all the assets of the Target Fund to the Acquiring Fund in exchange solely for Class A, Class C, Class Y and Institutional Class shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Target Fund; and (ii) the pro rata distribution by class of the Acquiring Fund's shares to the Target Fund's shareholders in complete liquidation and termination of the Target Fund.

Further information is included in the Prospectus/Information Statement and in the documents listed below, which are incorporated by reference into this SAI. Copies of the Prospectus/Information Statement and the documents listed below may be obtained upon request, and without charge, by writing to Touchstone Strategic Trust at P.O. Box 9878, Providence, RI 02940, by calling (800) 543-0407 toll-free, or by visiting TouchstoneInvestments.com/Resources. In addition, the currently effective SAI relating to the Acquiring Fund is included as Exhibit A to this SAI.

B. **Incorporation by Reference**

This SAI incorporates by reference the following documents:

(1)   Prospectus relating to the Touchstone International Growth Opportunities Fund and Touchstone International Small Cap Fund dated October 30, ~~2020~~2019, as supplemented through the date of this SAI (previously filed on EDGAR, File No. 002-80859, Accession No. 0000711080-19-000125).

(2)   SAI relating to the Touchstone International Growth Opportunities Fund and Touchstone International Small Cap Fund dated October 30, ~~2020~~2019, as supplemented through the date of this SAI (previously filed on EDGAR, File No. 002-80859, Accession No. 0000711080-19-000125).

(3)   Annual Report relating to the Touchstone International Growth Opportunities Fund and Touchstone International Small Cap Fund for the fiscal year ended June 30, 2019 (previously filed on EDGAR, File No. 811-03651, Accession No. 0001144204-19-042574).

(4)   Semiannual Report relating to the Touchstone International Growth Opportunities Fund and Touchstone International Small Cap Fund for the semiannual period ended December 31, 2019 (previously filed on EDGAR, File No. 811-03651, Accession No. 0001104659-20-027969).

C. Pro Forma Financial Information (Unaudited)

The unaudited *pro forma* financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These *pro forma* numbers have been estimated in good faith based on information regarding the Target Fund and the Acquiring Fund as of December 31, 2019.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1—Reorganization

The unaudited *pro forma* information has been prepared to give effect to the proposed reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization (the "Plan") as if the Reorganization had occurred as of the beginning of the 12-month period ended December 31, 2019.